UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2017
Commission File Number: 001-36532
Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed on May 25, 2017 (the “Original Form 6-K”) by Sphere 3D Corp. (the “Company”).

This Amendment No. 1 is being filed for the purpose of amending Proposal 1 to the Notice of Special Meeting of Shareholders of the Company to be held on June 27, 2017, the Management Information Circular and the Form of Proxy attached to the Original Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

Proposal 1, as amended, provides for the proposed share consolidation from a range of one-for-five to one-for-twenty-five, rather than the previous range of one-for-five to one-for-fifteen. Other than the foregoing, all other information set forth in the Original Form 6-K, Circular and Form of Proxy otherwise remains unchanged.

Exhibits

99.1	Amendment No. 1 to the Notice of Special Meeting of Shareholders and to Management Information Circular dated May 16, 2017

99.2	Amended Form of Proxy

99.3	News Release dated June 13, 2017

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sphere 3D Corp.

By:	/s/ Kurt L. Kalbfleisch
Name:	Kurt L. Kalbfleisch
Title:	Senior Vice President and Chief Financial Officer
Date: June 13, 2017